EXHIBIT (a)(1)(E)

FORM OF REMINDER OF EXPIRATION DATE

REMINDER
DEADLINE: 5:00 P.M., EASTERN TIME, JUNE 11, 2007

To all Option Holders Eligible to Participate in the Option Amendment Program:

We have previously corresponded with you about your stock option grant issued on July 1, 2003 and the negative tax consequences you could incur under Section 409A (“Section 409A”) of the Internal Revenue Code upon the vesting and exercise of those options.  We are now offering you a way to amend your 2003 options so that Section 409A will not apply.  If you participate in the offer, your eligible options will be amended so that they will no longer be subject to the adverse tax consequences under Section 409A. In addition, to compensate you for the increase in exercise price, you will receive $ .6467 for each share remaining unexercised on your option granted on July 1, 2003, which will be paid to you in a cash payment to be made in January 2008 (less applicable tax withholdings).

As a reminder, you must act by June 11, 2007 and accept the offer to avoid the Section 409A impact. All of the details of the offer are included in the Offer to Amend and related documents previously distributed to you. For more information on how to participate in the offer you may contact:

HR Services at 888-490-4747 (x36499)

This reminder is being distributed to all employees eligible to participate in the offer. Accordingly you are receiving this notice even if you have previously submitted your election form.